Exhibit 4.64

Summary of the Rural Lease Agreement, entered into on June 24, 2016, in connection with Fazendas Arrojadinho and Rio do Meio

Parties: Agrifirma Brasil Agropecuária S.A, as the company vested in the ownership and possession of the land; and Francisco Ferreira Camacho, as the individual interested in entering into a rural lease agreement with Agrifirma Brasil Agropecuária S.A.

Purpose: Granting of the possession, for a term of eleven years, counted as from December 1, 2017, of a total area equivalent to 8,524 arable hectares. The lease payments from the land use were agreed on a decreased staggered basis, starting at 2.5 soybean bags per arable hectare on the first year and one soybean bag per arable hectare from the seventh year to the eleventh year.

Amendment: The Rural Lease Agreement was amended on March 23, 2017, to consolidate certain terms relating to the payment schedule, area and lease payments, as well as other commercial provisions.